Exhibit 9.1

BINDING TERM SHEET BETWEEN CUENTAS INC. (“Company”)

AND OPTIMA FIXED INCOME LLC (“Optima”)

This Binding Term Sheet sets forth the terms for an investment of $2.5 Million in Cuentas, Inc.

1.	Total investment of Optima will be $2.5 Million.

2.	$500,000.00 to be invested at execution of this Binding Term Sheet at a price of $3 per share in any case, the total issued shares would be not less than a minimum of 5% of the outstanding shares of the Company at issuance.

a.	Execution of this document will be completed on Thursday, February 28, 2019.
b.	Initial deposit of $500,000.00 to Cuentas bank account will be completed on Thursday, February 28, 2019 to bank account listed in attached Exhibit 1.

c.	Optima will provide an additional amount of $2M to Cuentas in the form of a Convertible Note.

i.	Convertible Note to be funded on a quarterly basis from the execution of this binding Term Sheet until the first anniversary of this Binding Term sheet.
ii.	Convertible Note term shall be Three (3) years.
iii.	At Optima’s discretion, Note may be repaid with interest or converted with discount of 25% on the share price at date of conversion but in any case, not less than $3 per share. In any case, the total investment in the Company shall be not be less than 25% of the outstanding shares at the first anniversary of this Binding Term sheet.

3.	Optima will appoint an executive at the Company who will oversee the proceeds usage.

4.	Optima, at its discretion, will have the right to appoint a board member for a term that will be agreed by the parties.

5.	Upon the investment of $500,000.00 by Optima and as long as Optima continue to invest the agreed amounts as described in Schedule A then Optima will receive a Proxy to vote together with the Controlling B Preferred Stock stockholders at any meeting of the Series B Preferred Stock stockholders of the Company.

6.	There will be no dilution of Optima, Arik Maimom and Michael De Prado without the consent of three of them.

7.	Definitive Subscription Agreement and other relevant documents will be finalized within 30 days from the execution date of this Binding Term Sheet. During that time Optima will have the right to assign her rights under this Biding Term Sheet to any of its affiliates.

Date: February 28, 2019

/s/ Arik Maimon	/s/ Mordechai Korf
Arik Maimon, CEO	Mordechai Korf - Authorized Member, Manager
Cuentas, Inc.	Optima Fixed Income LLC

EXHIBIT 1

Schedule A

Investment Schedule

Date	Amount
02/28/19	$500,000
05/31/19	$500,000
08/31/19	$500,000
11/30/19	$500,000
02/29/20	$500,000
Total	$2,500,000

Exhibit 2 – Use of Proceeds

USE OF PROCEEDS

Cuentas Inc.

Item

Item	U.S. Dollars in thousands

	Q1	Q2	Q3	Q4	Total
software maintenance and support				$250,000	$250,000
Product development	$100,000	$100,000	$50,000	$25,000	$275,000
Sutton Fee	$25,000				$25,000
SDI		$50,000	$50,000	$75,000	$175,000
Inventory - SDI (POS)		$110,000		$110,000	$220,000
Marketing		$38,250	$38,250	$38,500	$115,000
Working Capital	$150,000	$150,000	$150,000	$150,000	$600,000
Legal	$25,000	$25,000	$25,000	$25,000	$100,000
Next Comm		$150,000	$150,000	$150,000	$450,000
Incomm	$150,000	$50,000	$45,000	$45,000	$290,000
Total	$450,000	$673,250	$508,250	$1,118,500	$2,500,000

Exhibit 3

Cuentas, Inc.

BANK WIRE INSTRUCTIONS

Bank Name:	(REDACTED)
Bank Address:	(REDACTED)

Wire Transfer Instructions

Beneficiary:	(REDACTED)
ABA Routing Number:	(REDACTED)
Account Number:	(REDACTED)

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